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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              FOR DECEMBER 16, 2002

                                SIDERCA S.A.I.C.
                            Av. Leandro N. Alem 1067
                       Buenos Aires, Argentina (C1001AAF)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  [X]            Form 40-F  [  ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [  ]         No  [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.
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      The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

      This report contains Siderca's press release announcing that it no longer meets the listing requirements of the New York Stock Exchange.
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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Siderca S.A.I.C.


                                    By: /s/ Horacio de las Carreras
                                        -------------------------------
                                        Name:  Horacio de las Carreras
                                        Title: Secretary to the Board


Dated: December 16, 2002.